File Nos. 33-
                                                                      811-8890
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]
     Pre-Effective Amendment No.                                           [ ]
     Post-Effective Amendment No.                                          [ ]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]
     Amendment No. 2                                                       [X]
                      (Check appropriate box or boxes.)

     LPLA Separate Account One
     ___________________________
     (Exact Name of Registrant)

     London Pacific Life & Annuity Company
     _____________________________________
     (Name of Depositor)

     3109 Poplarwood Court, Raleigh, North Carolina                   27604
     ___________________________________________________            _________
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code     (919) 790-2243

     Name and Address of Agent for Service
          George Nicholson
          London Pacific Life & Annuity Company
          3109 Poplarwood Court
          Raleigh, North Carolina  27604

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT  06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:
     $500 - Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
=============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.







          CROSS REFERENCE SHEET
          (required by Rule 495)
Item No.                                         Location
--------                                         -------------------------

          PART A

Item 1.   Cover Page..........................   Cover Page

Item 2.   Definitions.........................   Definitions

Item 3.   Synopsis............................   Highlights

Item 4.   Condensed Financial Information.....   Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies..   The Company; The Separate
                                                 Account; LPT Variable
                                                 Insurance Series Trust

Item 6.   Deductions and Expenses.............   Charges and Deductions

Item 7.   General Description of Variable
          Annuity Contracts...................   The Contracts

Item 8.   Annuity Period......................   Annuity Provisions

Item 9.   Death Benefit.......................   Proceeds Payable on
                                                 Death

Item 10.  Purchases and Contract Value........   Contributions and
                                                 Contract Value

Item 11.  Redemptions.........................   Withdrawals

Item 12.  Taxes...............................   Tax Status

Item 13.  Legal Proceedings...................   Legal Proceedings

Item 14.  Table of Contents of the Statement
          of Additional Information...........   Table of Contents of the
                                                 Statement of Additional
                                                 Information










          CROSS REFERENCE SHEET (CONT'D)
          (required by Rule 495)
Item No.                                         Location
--------                                         -----------------------

          PART B

Item 15.  Cover Page..........................   Cover Page

Item 16.  Table of Contents...................   Table of Contents

Item 17.  General Information and History.....   The Company

Item 18.  Services............................   Not Applicable

Item 19.  Purchase of Securities Being
          Offered.............................   Not Applicable

Item 20.  Underwriters........................   Distributor

Item 21.  Calculation of Performance Data.....   Performance Information

Item 22.  Annuity Payments....................   Annuity Provisions

Item 23.  Financial Statements................   Financial Statements



                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.



















                                    PART A



                    LONDON PACIFIC LIFE & ANNUITY COMPANY




           INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
                         WITH FLEXIBLE CONTRIBUTIONS
                                  issued by
                          LPLA SEPARATE ACCOUNT ONE
                                     and
                    LONDON PACIFIC LIFE & ANNUITY COMPANY

The Individual Fixed and Variable Deferred Annuity Contracts with Flexible Contributions (the "Contracts") described in this Prospectus provide for accumulation of Contract Values on a fixed and variable basis and payment of annuity payments on a fixed and variable basis. The Contracts are designed for use by individuals in retirement plans on a Qualified or Non-Qualified basis. (See "Definitions.")

Contributions for the Contracts will be allocated to a segregated investment account of London Pacific Life & Annuity Company (the "Company") which account has been designated LPLA Separate Account One (the "Separate Account") or to
the  Company's  Fixed  Account.    Under  certain  circumstances,  however,
Contributions may initially be allocated to the Salomon Money Market Sub-Account of the Separate Account. (See "Highlights.") The Separate Account invests in shares of LPT Variable Insurance Series Trust. (See "LPT Variable Insurance Series Trust.") LPT Variable Insurance Series Trust is a series fund with eight Portfolios currently available: MAS Value Portfolio; MFS Total Return Portfolio; Salomon U.S. Quality Bond Portfolio; Strong International Stock Portfolio; Salomon Money Market Portfolio; Berkeley Smaller Companies Portfolio; Lexington Corporate Leaders Portfolio; and Strong Growth Portfolio.

THE  CONTRACTS  ARE  NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED
BY, ANY FINANCIAL INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE CONTRIBUTIONS.

This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts is contained in the Statement of Additional Information which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information can be found on Page __ of this Prospectus. For the Statement of Additional Information, call (800) 852-3152 or write to the Company's Annuity Service Center at the address listed on the back page.

INQUIRIES:

Any inquiries can be made by telephone or in writing to the Annuity Service Center listed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus  and  the  Statement  of  Additional  Information  are  dated
_______________.

This Prospectus should be kept for future reference.


                              TABLE OF CONTENTS

                                                                          PAGE

DEFINITIONS

HIGHLIGHTS

FEE TABLE

THE COMPANY

THE SEPARATE ACCOUNT

LPT VARIABLE INSURANCE SERIES TRUST
MAS Value Portfolio
MFS Total Return Portfolio
Salomon U.S. Quality Bond Portfolio
Strong International Stock Portfolio
Salomon Money Market Portfolio
Berkeley Smaller Companies Portfolio
Lexington Corporate Leaders Portfolio
Strong Growth Portfolio
Voting Rights
Substitution of Securities

CHARGES AND DEDUCTIONS
Deduction for Mortality and Expense Risk Charge
Deduction for Administrative Charge
Deduction for Distribution Charge
Deduction for Contract Maintenance Charge
Deduction for Transfer Fee
Deduction for Premium and Other Taxes
Deduction for Expenses of the Trust

THE CONTRACTS
Owner
Joint Owners
Annuitant
Assignment

CONTRIBUTIONS AND CONTRACT VALUE
Contributions
Allocation of Contributions
Dollar Cost Averaging
Contract Value
Accumulation Units
Accumulation Unit Value

TRANSFERS
Transfers During the Accumulation Period
Transfers During the Annuity Period

WITHDRAWALS
Systematic Withdrawal Option
Suspension or Deferral of Payments

PROCEEDS PAYABLE ON DEATH
Death of Owner During the Accumulation Period
Death Benefit Amount During the Accumulation Period
Death Benefit Options During the Accumulation Period
Death of Owner During the Annuity Period
Death of Annuitant
Payment of Death Benefit
Beneficiary
Change of Beneficiary

ANNUITY PROVISIONS
General
Annuity Date
Selection or Change of an Annuity Option
Frequency and Amount of Annuity Payments
Annuity
Fixed Annuity
Variable Annuity
Annuity Unit
Annuity Options
OPTION A. LIFE ANNUITY
OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 120 MONTHS
OPTION C. JOINT AND SURVIVOR ANNUITY
OPTION D.  PERIOD CERTAIN

DISTRIBUTOR

PERFORMANCE INFORMATION
Salomon Money Market Sub-Account
Other Sub-Accounts

TAX STATUS
General
Diversification
Multiple Contracts
Contracts Owned by Other than Natural Persons
Tax Treatment of Assignments
Income Tax Withholding
Tax Treatment of Withdrawals - Non-Qualified Contracts
Qualified Plans
Tax Treatment of Withdrawals - Qualified Contracts

FINANCIAL STATEMENTS

LEGAL PROCEEDINGS

APPENDIX

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION



                                 DEFINITIONS


ACCUMULATION  PERIOD:    The  period  prior  to  the Annuity Date during which
Contributions may be made.

ACCUMULATION  UNIT:    A  unit  of  measure used to determine the value of the
Owner's interest in a Sub-Account of the Separate Account during the Accumulation Period.

ADJUSTED  CONTRACT  VALUE:  The Contract Value less any applicable Premium Tax
and  Contract  Maintenance  Charge,  if  any.    This amount is applied to the
applicable Annuity Tables to determine Annuity Payments.

AGE:  The age of any Owner or Annuitant on his/her last birthday.

ANNUITANT:    The natural person on whose life Annuity Payments are based.  On or  after  the  Annuity  Date,  the  Annuitant  shall  also  include any Joint
Annuitant.

ANNUITY DATE:  The date on which Annuity Payments begin.

ANNUITY OPTIONS:  Options available for Annuity Payments.

ANNUITY PAYMENTS: The series of payments made to the Owner or any named payee after the Annuity Date under the Annuity Option selected.

ANNUITY  PERIOD:    The  period of time beginning with the Annuity Date during which Annuity Payments are made.

ANNUITY SERVICE CENTER: The office indicated on the back page of this Prospectus to which notices, requests and Contributions must be sent. All sums payable to the Company under the Contract are payable only at the Annuity Service Center.

ANNUITY  UNIT:   A unit of measure used to calculate Variable Annuity Payments during the Annuity Period.

BENEFICIARY:   The person(s) or entity(ies) who will receive the death benefit payable under the Contract.

COMPANY:  London Pacific Life & Annuity Company.

CONTRACT ANNIVERSARY:  An anniversary of the Issue Date.

CONTRACT  VALUE:    The dollar value as of any Valuation Period of all amounts accumulated in the Contract.

CONTRACT  WITHDRAWAL  VALUE:    The Contract Value less any applicable Premium
Tax, less any applicable Contract Maintenance Charge.

CONTRACT  YEAR:   The first Contract Year is the annual period which begins on the Issue Date. Subsequent Contract Years begin on each anniversary of the Issue Date.

CONTRIBUTION:   A payment made by or on behalf of an Owner with respect to the
Contract.

EFFECTIVE DATE: The date the Company declares a Guaranteed Interest Rate for a specified Guarantee Period.

ELIGIBLE FUND: An investment entity into which assets of the Separate Account will be invested.

FIXED  ACCOUNT:    An  investment  option within the General Account where the
Company guarantees the rate(s) of interest for a specified Guarantee Period.

FIXED ANNUITY: A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

GENERAL ACCOUNT: The Company's general investment account which contains all the assets of the Company with the exception of the Separate Account and other segregated asset accounts.

GUARANTEE PERIOD: A one year period, commencing on the Issue Date, for which the Guaranteed Interest Rate is credited. Upon each Contract Anniversary, a new one year Guarantee Period commences.

GUARANTEED INTEREST RATE: The interest rate credited to the Contract Value by the Company for any given Guarantee Period.

ISSUE DATE:  The date on which the Contract became effective.

NON-QUALIFIED CONTRACTS: Contracts issued under non-qualified plans which do not receive favorable tax treatment under Section 408 of the Internal Revenue Code of 1986, as amended (the "Code").

OWNER:    The  person or entity entitled to the ownership rights stated in the
Contract.

PORTFOLIO:    A  segment  of an Eligible Fund which constitutes a separate and distinct class of shares.

PREMIUM  TAX:    Any  premium  taxes  paid to any governmental entity assessed against Contributions or Contract Value.

QUALIFIED  CONTRACTS:    Contracts  issued under qualified plans which receive
favorable tax treatment under Section 408 of the Code.

SEPARATE ACCOUNT: The Company's separate account designated as LPLA Separate Account One.

SUB-ACCOUNT: Separate Account assets are divided into Sub-Accounts. Assets of each Sub-Account will be invested in shares of an Eligible Fund or a Portfolio of an Eligible Fund.

VALUATION DATE: Each day on which the Company and the New York Stock Exchange ("NYSE") are open for business.

VALUATION  PERIOD:    The period of time beginning at the close of business of
the NYSE on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-Accounts of the Separate Account.

WRITTEN REQUEST: A request in writing, in a form satisfactory to the Company, which is received by the Annuity Service Center.



                                  HIGHLIGHTS

Contributions for the Contracts will be allocated to a segregated investment account of London Pacific Life & Annuity Company (the "Company") which account has been designated LPLA Separate Account One (the "Separate Account") or to
the  Company's  Fixed  Account.    Under  certain  circumstances,  however,
Contributions may initially be allocated to the Salomon Money Market Sub-Account of the Separate Account (see below). The Separate Account invests in shares of LPT Variable Insurance Series Trust. Owners bear the investment risk for all amounts allocated to the Separate Account.

The Contract may be returned to the Company for any reason within ten (10) calendar days (thirty (30) calendar days if purchased by individuals who are 60 years of age or older in California, or twenty (20) calendar days of the date of receipt with respect to the circumstances described in (c) below) after its receipt by the Owner ("Right to Examine Contract"). It may be returned to the Company at its Annuity Service Center. When the Contract is received by the Company at its Annuity Service Center, it will be voided as if it had never been in force. Upon its return, the Company will refund the Contract Value next computed after receipt of the Contract by the Company at its Annuity Service Center except in the following circumstances: (a) where the Contract is purchased pursuant to an Individual Retirement Annuity; (b) in those states which require the Company to refund Contributions, less withdrawals; or (c) in the case of Contracts which are deemed by certain states to be replacing an existing annuity or insurance contract and which require the Company to refund Contributions, less withdrawals. With respect to the circumstances described in (a), (b) and (c) above, the Company will refund the greater of Contributions, less any withdrawals, or the Contract
Value, and will allocate initial Contributions to the Salomon Money Market Sub-Account (except for any Contribution to be allocated to the Fixed Account as elected by the Owner) until the expiration of fifteen (15) days from the Issue Date (or twenty-five (25) days in the case of Contracts described under (c) above). Upon the expiration of the fifteen (15) day period (or twenty-five (25) day period with respect to Contracts described under (c)), the Sub-Account value of the Salomon Money Market Sub-Account will be allocated to the Separate Account in accordance with the election made by the Owner at the time the Contract is issued.

The Company reserves the right to offer an exchange program (the "Exchange Program") which is available only to purchasers who exchange an existing contract issued by another insurance company not affiliated with the Company for the Contract offered by this Prospectus. As of the date of this Prospectus, the Company is making such a Program available. Under the Exchange Program, the Company adds certain amounts to the Contract Value as exchange credits ("Exchange credits"). Subject to specific limits, the
Exchange Credits equal the surrender charge paid, if any, to the other insurance company. (See "Contributions and Contract Value - Exchange Program").

Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge from the Separate Account which is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-Account of the Separate Account. This Charge compensates the Company for assuming the mortality and expense risks under the Contracts. (See "Charges and Deductions - Deduction for Mortality and Expense Risk Charge.")

Each Valuation Period, the Company deducts a Distribution Charge from the Separate Account which is equal, on an annual basis, to .10% of the average daily net asset value of each Sub-Account of the Separate Account. This Charge compensates the Company for the costs associated with the distribution of the Contracts. (See "Charges and Deductions - Deduction for Distribution Charge.")

Each Valuation Period, the Company deducts an Administrative Charge from the Separate Account which is equal, on an annual basis, to .15% of the average daily net asset value of each Sub-Account of the Separate Account. This Charge compensates the Company for costs associated with the administration of the Contracts and the Separate Account. (See "Charges and Deductions - Deduction for Administrative Charge.")

On each Contract Anniversary, the Company deducts a Contract Maintenance Charge of $36 from the Contract Value by subtracting values from the Fixed Account and/or by cancelling Accumulation Units from each applicable Sub-Account. However, during the Accumulation Period, if the Contract Value in the Separate Account and the Fixed Account on the Contract Anniversary is at least $50,000, then no Contract Maintenance Charge is deducted. If a total withdrawal is made on other than a Contract Anniversary and the Contract Value for the Valuation Period during which the total withdrawal is made is less than $50,000, the full Contract Maintenance Charge will be deducted at the time of the total withdrawal. The charge will be deducted from the Fixed Account and the Sub-Accounts in the same proportion that the amount of Contract Value in the Fixed Account and each Sub-Account bears to the total Contract Value. During the Annuity Period, the Contract Maintenance Charge
will be deducted pro-rata from Annuity Payments regardless of Contract size and will result in a reduction of each Annuity Payment. (See "Charges and Deductions - Deduction for Contract Maintenance Charge".)

Under certain circumstances, a Transfer Fee may be assessed when an Owner transfers Contract Values between Sub-Accounts or to or from the Fixed Account. (See "Charges and Deductions - Deduction for Transfer Fee.")

The Company will not deduct Premium Taxes from an Owner's Contributions before allocating the Contributions to the Fixed Account and/or Sub-Accounts of the Separate Account unless required to pay such taxes under applicable state law. The Company's current practice is to pay the Premium Tax due and deduct the tax upon full or partial withdrawals, payment of a death benefit or purchase of an annuity under the Contract. The Company reserves the right to discontinue the deferral of this tax. (See "Charges and Deductions - Deduction for Premium and Other Taxes.")

There is a ten percent (10%) federal income tax penalty applied to the income portion of any distribution from the Contracts. However, the penalty is not imposed under certain circumstances. See "Tax Status - Tax Treatment of Withdrawals - Non-Qualified Contracts" and "Tax Treatment of Withdrawals - Qualified Contracts."

See "Tax Status - Diversification" for a discussion of owner control of the underlying investments in a variable annuity contract.

Because of certain exemptive and exclusionary provisions, interests in the Fixed Account are not registered under the Securities Act of 1933 and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940, as amended. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


                          LPLA SEPARATE ACCOUNT ONE
                                  FEE TABLE

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge                     NONE


Transfer Fee (see Note 2 below)  No charge for first 12 transfers in a
                                 Contract Year; thereafter the fee is the lesser of $20 or 2% of the amount transferred.

Contract Maintenance Charge      $36 per Contract per Contract Year.
(see Note 3 below)






SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge           1.25%
Administrative Charge                        .15%
Distribution Charge                          .10%
                                            -----
Total Separate Account Annual Expenses      1.50%



LPT VARIABLE INSURANCE SERIES TRUST ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)






                                           Management   Other      Total Annual
                                           Fees         Expenses   Expenses*
                                           -----------  ---------  -------------

MAS Value Portfolio (1)                          .875%       .42%          1.29%
MFS Total Return Portfolio (2)                    .75%       .54%          1.29%
Salomon U.S. Quality Bond Portfolio (2)           .55%       .44%           .99%
Strong International Stock Portfolio (3)          .75%       .74%          1.49%
Salomon Money Market Portfolio (2)                .45%       .44%           .89%
Berkeley Smaller Companies Portfolio (2)         1.00%       .39%          1.39%
Lexington Corporate Leaders Portfolio (3)         .65%       .64%          1.29%
Strong Growth Portfolio (3)                       .75%       .54%          1.29%

     (1) LPIMC Insurance Marketing Services, the investment adviser of the Trust (the "Adviser"), has agreed to waive its entire advisory fee for the Portfolio for the initial three months of the Portfolio's investment operations and to waive .25% of its advisory fee for the next three months.

     (2) The Adviser has agreed to waive its advisory fee for the Portfolio for the initial six months of the Potfolio's investment operations.

     (3) The Adviser has agreed to waive .25% of its advisory fee for the Portfolio for the initial six months of the Portfolio's investment operations.

     * The Company has voluntarily agreed to reimburse each Portfolio for certain expenses (excluding brokerage commissions) in excess of the amounts set forth above under "Total Annual Expenses" for each Portfolio. Without such expense reimbursements, the "Total Annual Expenses" would be higher. The Company has reserved the right to withdraw or modify its policy of expense
reimbursements.    The  Examples  below  are calculated based upon such expense reimbursement arrangements.



EXAMPLES (See Note 6 below)

An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets regardless of whether the Contract is surrendered at the end of each time period or if the Contract is annuitized.






                                       Time    Periods
                                       1 year  3 years
                                       ------  -------

MAS Value Portfolio                     30.04    94.47

MFS Total Return Portfolio              30.04    94.47

Salomon U.S. Quality Bond Portfolio     26.96    84.78

Strong International Stock Portfolio    32.09   100.94

Salomon Money Market Portfolio          25.94    81.55

Berkeley Smaller Companies Portfolio    31.06    97.70

Lexington Corporate Leaders Portfolio   30.04    94.47

Strong Growth Portfolio                 30.04    94.47




NOTES TO FEE TABLE AND EXAMPLES

     1. The purpose of the Fee Table is to assist Owners in understanding the various costs and expenses that an Owner will incur directly or indirectly. For additional information, see "Charges and Deductions" in this Prospectus and the Prospectus for LPT Variable Insurance Series Trust.

     2. Transfers made at the end of the Right to Examine Contract period and any transfers made pursuant to an approved Dollar Cost Averaging Program will not be counted in determining the application of the Transfer Fee.

     3. During the Accumulation Period, if the Contract Value on the Contract Anniversary is at least $50,000, then no Contract Maintenance Charge is deducted. If a total withdrawal is made on other than a Contract Anniversary and the Contract Value for the Valuation Period during which the total withdrawal is made is less than $50,000, the full Contract Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, the full charge will be deducted regardless of Contract size.

     4. Premium Taxes are not reflected. Premium taxes may apply. (See "Charges and Deductions - Deduction for Premium and Other Taxes.")

     5. The Examples assume an estimated $25,000 Contract Value so that the Contract Maintenance Charge per $1,000 of net asset value in the Separate Account is $1.44. Such charge would be higher for smaller Contract Values and lower for higher Contract Values.

     6. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



                                 THE COMPANY

London Pacific Life & Annuity Company (the "Company") was organized in 1927 in North Carolina as a stock life insurance company. The Company was acquired from Liberty Life in 1989 and was formerly named Southern Life Insurance Company. The Company is authorized to sell life insurance and annuities in forty states and the District of Columbia. The Company's ultimate parent is London Pacific Group Limited, an international fund management firm chartered in Jersey, Channel Islands.

                             THE SEPARATE ACCOUNT

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to North Carolina insurance law on November 21, 1994. This segregated asset account has been designated LPLA Separate
Account One (the "Separate Account"). The Company has caused the Separate Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other contract liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general obligations.

The Separate Account meets the definition of a "separate account" under federal securities laws.

The Separate Account is divided into Sub-Accounts. Each Sub-Account invests in one Portfolio of LPT Variable Insurance Series Trust. There is no assurance that the investment objectives of any of the Portfolios will be met. Owners bear the complete investment risk for Contributions allocated to a Sub-Account. Contract Values will fluctuate in accordance with the investment performance of the Sub-Accounts to which Contributions are allocated, and in accordance with the imposition of the fees and charges assessed under the Contracts.

                     LPT VARIABLE INSURANCE SERIES TRUST

LPT Variable Insurance Series Trust (the "Trust") has been established to act as the funding vehicle for the Contracts offered. LPIMC Insurance Marketing Services (the "Adviser"), a subsidiary of the Company and a registered investment adviser under the Investment Advisers Act of 1940, serves as investment adviser to the Trust. The Adviser manages the investment strategies and policies of the Portfolios and the Trust, subject to the control of the Board of Trustees of the Trust. The Adviser has entered into sub-advisory agreements with professional managers for investment of the assets of each Portfolio. The sub-adviser for each Portfolio is listed under each Portfolio's investment objectives below. The Portfolios pay monthly investment management fees to the Adviser, and the Adviser pays the sub-advisers for their services to the Portfolios. The Adviser retains a management fee as compensation for providing certain services to the Portfolios at an annual rate of .25% of each Portfolio's net assets for all Portfolios. See "Management of the Trust" in the Prospectuses for the Portfolios of the Trust, which accompany this Prospectus, for additional information concerning the Adviser and the Sub-Advisers, including a description of advisory and sub-advisory fees.

The Trust is an open-end, series management  investment  company.    While  a
brief  summary of the investment objectives  of  the  Portfolios  is  set forth below, more comprehensive information, including a discussion of potential risks, is found in the current Prospectuses for the Portfolios
which  are  included  with  this Prospectus.    Additional  Prospectuses  and
the Statement of Additional Information can be obtained by calling or writing the Company. PURCHASERS SHOULD READ THIS PROSPECTUS AND THE PROSPECTUSES FOR THE PORTFOLIOS CAREFULLY BEFORE INVESTING.

The Trust is intended to meet differing investment objectives with its currently available separate Portfolios.

MAS VALUE PORTFOLIO : The investment objective of the MAS Value Portfolio is to achieve above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing in common stocks with equity capitalizations usually greater than $300 million which are deemed by the Sub-Adviser to be relatively undervalued, based on various measures such as price/earnings ratios and price/book ratios. While capital return will be emphasized somewhat more than income return, the Portfolio's total return will consist of both capital and income returns. The Sub-Adviser for this Portfolio is Miller Anderson & Sherrerd, LLP.

MFS TOTAL RETURN PORTFOLIO : The MFS Total Return Portfolio's investment objective is to seek total return by investing in securities which will provide above-average income (compared to a portfolio entirely invested in equity securities) and opportunities for growth of capital and income, consistent with the prudent employment of capital. Under normal market conditions, at least 25% of the Portfolio's assets will be invested in fixed income securities and at least 40% and no more than 75% of the Portfolio's assets will be invested in equity securities. The Sub-Adviser for this Portfolio is Massachusetts Financial Services Company.

SALOMON U.S. QUALITY BOND PORTFOLIO : The investment objective of the Salomon U.S. Quality Bond Portfolio is to obtain a high level of current income. It is a diversified Portfolio that seeks to attain its objective by investing primarily in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities including collateralized mortgage obligations backed by such securities. The Portfolio may also invest a portion of its assets in investment grade bonds. The Sub-Adviser for this Portfolio is Salomon Brothers Asset Management Inc.

STRONG INTERNATIONAL STOCK PORTFOLIO : The investment objective of the Strong International Stock Portfolio is to seek capital growth. The Portfolio invests primarily in the equity securities of issuers located outside the United States. The Portfolio will invest at least 65% of its total assets in foreign equity securities, including common stocks, preferred stocks, and securities that are convertible into common or preferred stocks, such as warrants and convertible bonds, that are issued by companies whose principal headquarters are located outside the United States. Under normal market conditions, the Portfolio expects to invest at least 90% of its total assets in foreign equity securities. The Portfolio will normally invest in securities of issuers located in at least three foreign countries. Investing in securities of foreign issuers involves risks not associated with investing in securities of domestic issuers. Purchasers are cautioned to read the section entitled "Implementation of Policies and Risks - Foreign Securities and Currencies" in the Trust Prospectus for a discussion of the risks involved in foreign investing. The Sub-Adviser for this Portfolio is Strong Capital Management, Inc.

SALOMON MONEY MARKET PORTFOLIO : The investment objective of the Salomon Money Market Portfolio is to seek as high a level of current income as is consistent with liquidity and the stability of principal. The Portfolio invests in high-quality short-term U.S. dollar-denominated money market instruments which are deemed to mature in thirteen months or less, and is managed so that the average portfolio maturity of all portfolio instruments (on a dollar-weighted basis) will not exceed 90 days. An investment in this Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share. The Sub-Adviser for this Portfolio is Salomon Brothers Asset Management Inc.

BERKELEY SMALLER COMPANIES PORTFOLIO : The investment objective of the Berkeley Smaller Companies Portfolio is to seek long-term capital appreciation by investing primarily in equity securities of those smaller companies that the Sub-Adviser believes may be the industry leaders of
tomorrow.   The Portfolio will  select  its  portfolio investments primarily from among U.S. and foreign companies with individual market capitalizations which would, at the time of purchase, place them in the same size range as companies included in the NASDAQ Composite Index, excluding its top 75 companies. Based on this policy and recent U.S. share prices, the companies in which the Portfolio invests typically will have individual market capitalizations of less than $1.0 billion ("smaller companies"). Under normal market conditions, the Portfolio will invest at least 65% of its total assets in smaller companies. The Sub-Adviser for this Portfolio is Berkeley Capital Management.

LEXINGTON CORPORATE LEADERS PORTFOLIO : The investment objective of the Lexington Corporate Leaders Portfolio is to seek long-term capital growth and income through investment in the common stocks of large, well-established companies. The Portfolio will seek to maintain an equal number of shares in each of the companies in which it invests. The companies in which the Portfolio will invest have a large market capitalization (in excess of $1.0 billion), an established history of earnings and dividend payments, a large number of publicly held shares and high trading volume and a high degree of liquidity. The Portfolio's common stock investments will be selected from a list of 100 "corporate leaders" of commerce and industry, as determined by the Sub-Adviser. The Sub-Adviser for this Portfolio is Lexington Management Corporation.

STRONG GROWTH PORTFOLIO : The investment objective of the Strong Growth Portfolio is to seek capital growth. The Portfolio invests primarily in equity securities that the Sub-Adviser believes have above-average growth prospects. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities that are convertible into common or preferred stocks, such as warrants and convertible bonds. The Sub-Adviser for this Portfolio is Strong Capital Management, Inc.

VOTING RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Trust held in the Separate Account at special meetings of the shareholders in accordance with instructions received from persons having the voting interest in the Separate Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Trust does not hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to a shareholder meeting of the Trust. Voting instructions will be solicited by written communication at least ten (10) days prior to the meeting.

SUBSTITUTION OF SECURITIES

If the shares of an Eligible Fund (or any Portfolio within an Eligible Fund or any other Eligible Fund or Portfolio), are no longer available for investment by the Separate Account or, if in the judgment of the Company's Board of
Directors, further investment in the shares should become inappropriate in view of the purpose of the Contracts, the Company may limit further purchase of such shares or may substitute shares of another Eligible Fund or Portfolio for shares already purchased under the Contracts. No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose.

                            CHARGES AND DEDUCTIONS

Various charges and deductions are made from the Contract Value, the Separate Account and the Fixed Account. These charges and deductions are:

DEDUCTION FOR MORTALITY AND EXPENSE RISK CHARGE

Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge from the Separate Account which is equal, on an annual basis, to 1.25% (consisting of approximately .25% for mortality risks and approximately 1.00% for expense risks) of the average daily net asset value of each Sub-Account of the Separate Account. The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments after the Annuity Date (determined in accordance with the Annuity Option chosen by the Owner) regardless of how long all Annuitants live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than that anticipated in the mortality tables, will have any adverse effect on the Annuity Payments the Annuitant will receive under the Contract. Further, the
Company bears a mortality risk in that it guarantees the annuity purchase rates for the Annuity Options under the Contract whether for a Fixed Annuity or a Variable Annuity. Also, the Company bears a mortality risk with respect
to the death benefit.   The  expense  risk  assumed  by  the Company is that
all actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Contract Maintenance Charge and the Administrative Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects a profit from this charge.

The Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

DEDUCTION FOR ADMINISTRATIVE CHARGE

Each Valuation Period, the Company deducts an Administrative Charge from the Separate Account which is equal, on an annual basis, to .15% of the average daily  net  asset  value  of  each  Sub-Account of the Separate Account.  This charge,  together  with  the  Contract  Maintenance  Charge (see below), is to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Contracts and the Separate Account. These expenses include but are not limited to: preparation of the Contracts, confirmations, annual reports and statements, maintenance of Owner records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner servicing and all accounting, valuation, regulatory and reporting requirements. Since this charge is an asset-based charge, the amount of the charge attributable to a particular Contract may have no relationship to the administrative costs actually incurred by that Contract. The Company does not intend to profit from this charge. This charge  will  be  reduced  to  the extent that the amount of this charge is in excess of that necessary to reimburse the Company for its administrative expenses. Should this charge prove to be insufficient, the Company will not increase this charge and will incur the loss.

DEDUCTION FOR DISTRIBUTION CHARGE

Each Valuation Period, the Company deducts a Distribution Charge from the Separate Account which is equal, on an annual basis, to .10% of the average daily net asset value of each Sub-Account of the Separate Account. This charge compensates the Company for the costs associated with the distribution
of  the  Contracts.   The Company does not intend to profit from this charge.
This charge will be reduced to the extent that amount of this charge is in excess of that necessary to reimburse the Company for its costs of distribution. Should this charge prove to be insufficient, the Company will not increase this charge and will incur the loss. The staff of the Securities and Exchange Commission deems the Distribution Charge to constitute a deferred sales charge.

DEDUCTION FOR CONTRACT MAINTENANCE CHARGE

On each Contract Anniversary, the Company deducts a Contract Maintenance Charge from the Contract Value by subtracting values from the Fixed Account and/or by cancelling Accumulation Units from each applicable Sub-Account to reimburse it for expenses relating to maintenance of the Contracts. The Contract Maintenance Charge is $36.00 each Contract Year. However, during the Accumulation Period, if the Contract Value in the Separate Account and the Fixed Account on the Contract Anniversary is at least $50,000, then no Contract Maintenance Charge is deducted. If a total withdrawal is made on other than a Contract Anniversary and the Contract Value for the Valuation Period during which the total withdrawal is made is less than $50,000, the full Contract Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, the Contract Maintenance Charge will be deducted from Annuity Payments regardless of Contract size and will result in a reduction of each Annuity Payment. The Contract Maintenance Charge will be deducted from the Fixed Account and the Sub-Accounts in the Separate Account in the same proportion that the amount of Contract Value in the Fixed Account and each Sub-Account bears to the total Contract Value. The Company has set this charge at a level so that, when considered in conjunction with the Administrative Charge (see above), it will not make a profit from the charges assessed for administration.

DEDUCTION FOR TRANSFER FEE

An Owner may transfer all or part of the Owner's interest in a Sub-Account or the Fixed Account (subject to Fixed Account provisions) without the imposition of any fee or charge if there have been no more than 12 transfers made in a Contract Year. A transfer made at the end of the Right to Examine Contract period from the Salomon Money Market Sub-Account will not count in determining the application of the Transfer Fee. If more than twelve transfers have been made in a Contract Year, the Company will deduct a Transfer Fee which is equal to the lesser of $20 or 2% of the amount transferred. If the Owner is participating in an approved Dollar Cost Averaging program, such transfers currently are not counted toward the number of transfers for the year and are not taken into account in determining any Transfer Fee.

DEDUCTION FOR PREMIUM AND OTHER TAXES

Any taxes, including any Premium Taxes, paid to any governmental entity relating to the Contract may be deducted from the Contributions or Contract Value when incurred. The Company will, in its sole discretion, determine when taxes have resulted from: the investment experience of the Separate Account; receipt by the Company of the Contributions; or commencement of Annuity
Payments. The Company may, at its sole discretion, pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. The Company's current practice is to pay any Premium Taxes when incurred and deduct the tax upon full or partial withdrawals, payment of a death benefit or purchase of an annuity under the Contract. The Company reserves the right to discontinue the deferral of Premium Taxes. Premium taxes generally range from 0% to 4%.

While the Company is not currently maintaining a provision for federal income taxes with respect to the Separate Account, the Company has reserved the right to establish a provision for income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a provision for taxes and whether or not it was sufficient.

The Company will deduct any withholding taxes required by applicable law.

DEDUCTION FOR EXPENSES OF THE TRUST

There are other deductions from and expenses (including management fees paid to the Adviser and other expenses) paid out of the assets of the Trust which are described in the Prospectuses for the Portfolios of the Trust.

                                THE CONTRACTS

OWNER

The Owner has all interest and rights to amounts held in his or her Contract. The Owner is the person designated as such on the Issue Date, unless changed.

The Owner may change owners of the Contract at any time prior to the Annuity Date by Written Request. A change of Owner will automatically revoke any prior designation of Owner. The change will become effective as of the date the Written Request is signed. A new designation of Owner will not apply to any payment made or action taken by the Company prior to the time it was received.

JOINT OWNERS

The Contract can be owned by Joint Owners. If Joint Owners are named, any Joint Owner must be the spouse of the other Owner. Upon the death of either Owner, the surviving Joint Owner will be the Primary Beneficiary. Any other Beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request. Unless otherwise specified in the application for the Contract, if there are Joint Owners both signatures will be required for all Owner transactions except telephone transfers. If the telephone transfer option is elected and there are Joint Owners, either Joint Owner can give telephone instructions.

ANNUITANT

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by the Owner at the Issue Date, unless changed prior to the Annuity Date. The Annuitant may not be changed in a Contract which is owned by a non-natural person. Any change of Annuitant is subject to the Company's underwriting rules then in effect.

ASSIGNMENT

A Written Request specifying the terms of an assignment of the Contract must be provided to the Annuity Service Center. Until the Written Request is received, the Company will not be required to take notice of or be responsible for any transfer of interest in the Contract by assignment, agreement, or otherwise.

The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

If the Contract is assigned, the Owner's rights may only be exercised with the consent of the assignee of record.

If the Contract is issued pursuant to a retirement plan which receives favorable tax treatment under the provisions of Section 408 of the Code, it may not be assigned, pledged or otherwise transferred except as may be allowed under applicable law.

                       CONTRIBUTIONS AND CONTRACT VALUE

CONTRIBUTIONS

The  initial  Contribution  is  due  on  the  Issue  Date. The minimum initial
Contribution is $10,000 (except for Individual Retirement Annuities, the minimum initial Contribution is $1,000). The minimum subsequent Contribution is $1,000, or if the periodic investment plan option is elected $100. The maximum total Contributions the Company will accept without Company approval is $1,000,000, except for issue Ages greater than 75 years old for which the maximum total Contributions are $500,000. The Company reserves the right to reject any Contribution or Contract.

ALLOCATION OF CONTRIBUTIONS

Contributions are allocated to the Fixed Account and/or to one or more Sub-Accounts of the Separate Account in accordance with the selections made by the Owner. The allocation of the initial Contribution is made in accordance with the selection made by the Owner at the Issue Date. Unless otherwise changed by the Owner, subsequent Contributions are allocated in the same manner as the initial Contribution. Allocation of the Contribution is subject to the terms and conditions imposed by the Company. There are currently no limitations on the number of Sub-Accounts that can be selected by an Owner. Allocations must be in whole percentages with a minimum allocation of 10% of each Contribution or transfer, unless the Contribution is being made pursuant to an approved Dollar Cost Averaging program. Under certain circumstances, the Company will allocate initial Contributions to the Salomon Money Market Sub-Account until the expiration of the Right to Examine Contract period (see "Highlights").

For initial Contributions, if the forms required to issue a Contract are in good order, the Company will apply the Contribution to the Separate Account and credit the Contract with Accumulation Units and/or to the Fixed Account and credit the Contract with dollars within two business days of receipt.

In addition to the underwriting requirements of the Company, good order means that the Company has received federal funds (monies credited to a bank's account with its regional Federal Reserve Bank). If the forms required to issue a Contract are not in good order, the Company will attempt to get them in good order or the Company will return the forms and the Contribution within five business days. The Company will not retain the Contribution for more than five business days while processing incomplete forms unless it has been so authorized by the purchaser. For subsequent Contributions, the Company will apply Contributions to the Separate Account and credit the Contract with Accumulation Units and/or to the Fixed Account and credit the Contract with dollars as of the end of the Valuation Period during which the Contribution was received in good order.

DOLLAR COST AVERAGING

Dollar Cost Averaging is a program which, if elected, permits an Owner to systematically transfer amounts on a monthly, quarterly, semi-annual or annual basis from the Salomon Money Market Sub-Account, the Salomon U.S. Quality Bond Portfolio or the Fixed Account to one or more Sub-Accounts. Dollar Cost Averaging may be elected if the Owner's Contract Value is at least $20,000 as of the Valuation Date Dollar Cost Averaging is elected. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations. The minimum amount which may be transferred is $500 per transfer. The amount must be a fixed dollar amount. Transfers to the Fixed Account are not permitted. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify its Dollar Cost Averaging program.

If selected, Dollar Cost Averaging must be for at least 12 months. There is no current charge for Dollar Cost Averaging. However, the Company reserves the right to charge for Dollar Cost Averaging in the future. The standard date of the month for transfers is the date the Owner's request for enrollment in the program is received and processed by the Company and subsequent monthly, quarterly, semi-annual or annual anniversaries of that date. The Owner may specify a different future date. Transfers made pursuant to the Dollar Cost Averaging program are not taken into account in determining any Transfer Fee.

CONTRACT VALUE

The Contract Value for any Valuation Period is the sum of the Contract Value in each of the Sub-Accounts of the Separate Account and the Contract Value in the Fixed Account.

The Contract Value in a Sub-Account of the Separate Account is determined by multiplying the number of Accumulation Units allocated to the Sub-Account by the Accumulation Unit value.

EXCHANGE PROGRAM

The Company reserves the right to offer an exchange program (the "Exchange Program") which is available only to purchasers who exchange an existing contract issued by another insurance company not affiliated with the Company (an "Exchange Contract") for a Contract offered by this Prospectus. As of the date of this Prospectus, the Company is making such a program available. However, the Company reserves the right to modify, suspend, or terminate the Exchange Programs at any time or from time to time without notice. If such an Exchange Program is in effect, it will apply to all such exchanges for a Contract.

The Exchange Program is available only where permitted by law to owners of insurance or annuity contracts. A currently owned annuity or life insurance policy (either fixed or variable) may be exchanged for a Contract pursuant to
Section 1035 of the Code, or where applicable, may qualify for a "rollover" or transfer to a Contract pursuant to other sections of the Code. Purchasers should carefully evaluate whether the Exchange Program offers benefits which are more favorable than if the Owner continued to hold the Exchange Contract. Factors to consider include, but are not limited to: (a) the amount, if any, of the surrender charges under the Exchange Contract, which can be ascertained from the insurance company which issued the contract; (b) the time remaining under the Exchange Contract during which surrender charges apply; (c) the on-going charges, if any, under the Exchange Contract versus the on-going charges under the Contract; and (d) the amount and timing of any benefits under such an Exchange Program. While the Company knows of no adverse federal income tax consequences, Owners should consult with their own tax advisor as to the tax consequences of such an exchange.

Under the currently available Exchange Program, the Company adds certain amounts to the Contract Value as exchange credits ("Exchange Credits"). Such Exchange Credits are credited by the Company on behalf of Owners of Exchange Contracts with funds from the Company's General Account. Subject to a specified limit (the "Exchange Credit Limit") discussed below, the Exchange Credits equal the surrender charge paid, if any, to the other insurance company. The Exchange Program is subject to the following rules:

          (1) The Company does not add Exchange Credits unless it receives in writing, not later than 30 days after the issue of the Contract, evidence satisfactory to the Company of the surrender charge, if any, paid by the Owner to surrender the Exchange Contract and the amount of any such charge.

      (2) The Company allocates the Exchange Credits to the Contract Value 30 days after a Contract is issued (40 days after a Contract is issued in California if the purchaser is 60 years of age or older). The ratio of the Exchange Credits to be added to the Fixed Account is the ratio between such Fixed Account and the Contribution on the date the Contract is issued (40 days after the Contract is issued in California if the purchaser is 60 years of age or older). The Exchange Credits, if any, to be allocated to the Separate Account are pro-rated among the Sub-Accounts based on the ratio of the Contract Values in the Sub-Accounts 30 days after the Contract is issued. The allocations are made as follows:

               (a) for Fixed Account allocations: once any applicable Exchange Credits are allocated, interest is credited as if the Exchange Credits had been allocated as of the Issue Date.

                    (b) for allocations to any Sub-Accounts: the Company adds Accumulation Units at the Accumulation Unit Value for the designated Sub-Accounts as of the Valuation Period of such addition.

       (3) The value of the Exchange Credits as of the date of the allocation to the Sub-Accounts equals the lesser of the Exchange Credits Limit or the surrender charge paid to surrender the Exchange Contract. The Exchange Credit Limit currently is 5% of the net amount payable upon surrender of the Exchange Contract. It is not based on any other Contribution. The Company reserves the right at any time and from time to time to increase or decrease the Exchange Credit Limit. However, the Exchange Credit Limit in effect at any time will apply to all purchases qualifying for the Exchange Program.

        (4) The Company does not consider additional amounts credited to the Contract Value under the Exchange Program to be an increase in the Owner's investment in the Contract.

ACCUMULATION UNITS

Accumulation Units will be used to account for all amounts allocated to or withdrawn from the Sub-Accounts of the Separate Account as a result of Contributions, withdrawals, transfers, or fees and charges. The Company will determine the number of Accumulation Units of a Sub-Account purchased or cancelled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the request for the transaction is received at the Annuity Service Center.

ACCUMULATION UNIT VALUE

The Accumulation Unit Value for each Sub-Account was arbitrarily set initially at $10. The Accumulation Unit Value for each Sub-Account for any later Valuation Period is determined by subtracting (2) from (1) and dividing the result by (3) where:

     1.  is the result of:

         a. the assets of the Sub-Account attributable to Accumulation Units; plus or minus

         b. the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation of the Sub-Account.

        2. is the cumulative unpaid charge for the Mortality and Expense Risk Charge, for the Administrative Charge and for the Distribution Charge.

          3. is the number of Accumulation Units outstanding at the end of theValuation Period.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

                                  TRANSFERS

TRANSFERS DURING THE ACCUMULATION PERIOD

Subject to any limitation imposed by the Company on the number of transfers (currently, unlimited) that can be made during the Accumulation Period, the Owner may transfer all or part of the Contract Value in a Sub-Account or the Fixed Account by Written Request without the imposition of any fee or charge if there have been no more than the number of free transfers (currently, twelve). All transfers are subject to the following:

          1. If more than the number of free transfers have been made in a Contract Year, the Company will deduct a Transfer Fee for each subsequent transfer permitted. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. The Transfer Fee will be deducted from the Contract Value in the Fixed Account or the Sub-Account from which the transfer is made. However, if the Owner's entire Contract Value in the Fixed Account or a Sub-Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If the Contract Value is being transferred from more than one Sub-Account or a Sub-Account and the Fixed Account, any Transfer Fee will be allocated to the Fixed Account and to those Sub-Accounts on a pro-rata basis in proportion to the amount transferred from each.

      2. The minimum amount which can be transferred is $500 (from (i) one or multiple Sub-Accounts or (ii) the Fixed Account if during the Accumulation Period) or the Owner's entire interest in the Sub-Account or the Fixed Account, if less. The minimum amount which must remain in a Sub-Account after a transfer is $500 per Sub-Account, or $0 if the entire amount in the
Sub-Account is transferred. Transfers made pursuant to an approved Dollar Cost Averaging program will not be subject to this limitation. The minimum amount which must remain in the Fixed Account after a transfer is $500, or $0 if the entire amount in any Guarantee Period is transferred. Transfers made from any Guarantee Period pursuant to an approved Dollar Cost Averaging Program will not be subject to these limits.

      3. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Owners can elect to make transfers by telephone. To do so Owners must complete a Written Request. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Owner for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Owners, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Owners.

Neither the Separate Account nor the Trust are designed for professional market timing organizations or other entities using programmed and frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a Portfolio. The Company reserves the right to restrict the transfer privilege or reject any specific Contribution allocation request for any person whose transactions seem to follow a timing pattern.

TRANSFERS DURING THE ANNUITY PERIOD

During the Annuity Period, the Owner may make transfers, by Written Request, as follows:

     1. The Owner may make transfers of Contract Values between Sub-Accounts, subject to any limitations imposed by the Company on the number of transfers that can be made during the Annuity Period (currently, unlimited). If more than the number of free transfers have been made in a Contract Year, the Company will deduct a Transfer Fee for each subsequent transfer permitted. The Transfer Fee will be deducted from the amount which is transferred. The Transfer Fee is the lesser of $20 or 2% of the amount transferred.

        2.  The Owner may not make a transfer from the Separate Account to the
Fixed  Account.    The Owner may not make a transfer from the Fixed Account to the Separate Account.

      3. Transfers between Sub-Accounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

          4. The minimum amount which can be transferred is $500 (from one or multiple Sub-Accounts) or the Owner's entire interest in the Sub-Account, if less. The minimum amount which must remain in a Sub-Account after a transfer is $500 per Sub-Account, or $0 if the entire amount in the Sub-Account is transferred.

      5. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Owners can elect to make transfers by telephone. To do so Owners must complete a Written Request. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Owner for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Owners, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Owners.

                                 WITHDRAWALS

During the Accumulation Period, the Owner may, upon a Written Request, make a total or partial withdrawal of the Contract Withdrawal Value.

Unless the Owner instructs the Company otherwise, a partial withdrawal will be made from the Separate Account. A partial withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-Account in the ratio that the Owner's interest in the Sub-Account bears to the total Contract Value allocated to the Separate Account. The Owner must specify by Written Request in advance which Sub-Account Accumulation Units are to be cancelled if other than the above method is desired.

A partial withdrawal from the Fixed Account is made for a Contract with multiple Contributions during the Guarantee Period by a withdrawal from the Contribution with the most recent Effective Date.

The Company will pay the amount of any withdrawal from the Separate Account within seven (7) days of receipt of a request in good order unless the Suspension or Deferral of Payments provision is in effect.

Each partial withdrawal must be for at least $500. The minimum Contract Value which must remain in the Contract after a partial withdrawal is $2,000. The minimum Contract Value which must remain in a Sub-Account after a partial withdrawal is $500. The minimum Contract Value which must remain in the Fixed Account after a partial withdrawal is $500.

SYSTEMATIC WITHDRAWAL OPTION

The Company permits a systematic withdrawal option which enables an Owner to pre-authorize a periodic exercise of the contractual withdrawal rights described above. The Systematic Withdrawal Option is available if the Owner's Contract Value is at least $20,000 as of the Valuation Date this option is requested. The Owner or the Company may terminate systematic withdrawals upon 30 days' prior written notice. There is currently no charge for systematic withdrawals. However, the Company reserves the right to charge for systematic withdrawals in the future. The total permitted systematic withdrawal in a Contract Year is limited to not more than 10% of the unliquidated Contributions as of the immediately preceding Contract Anniversary or, if during the first Contract Year, the Issue Date. The Systematic Withdrawal Option can be exercised at any time, including during the first Contract Year.

Systematic withdrawal is available for Qualified and Non-Qualified Contracts.
  Certain tax penalties and restrictions may apply to systematic withdrawals from the Contracts. (See "Tax Status - Tax Treatment of Withdrawals -
Qualified Contracts" and "Tax Status - Tax Treatment of Withdrawals - Non-Qualified Contracts.") Owners entering into such a program instruct the Company to withdraw an amount specified as a percentage of the Contribution, or a percentage of Contract Value, or in dollars on a monthly, quarterly or semi-annual basis. The minimum withdrawal amount is $100 per payment. The standard date of the month for withdrawals is the date the Owner's request for enrollment in the program is received and processed by the Company, and subsequent monthly (or the payment schedule selected) anniversaries of that date. The Owner may specify a different future date.

SUSPENSION OR DEFERRAL OF PAYMENTS

The Company reserves the right to suspend or postpone payments from the Separate Account for a withdrawal or transfer for any period when:

      1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

      2.  Trading on the New York Stock Exchange is restricted;

      3. An emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

      4. During any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners; provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.

The Company further reserves the right to postpone payment for a withdrawal or transfer from the Fixed Account for a period of up to six months.

                          PROCEEDS PAYABLE ON DEATH

DEATH OF OWNER DURING THE ACCUMULATION PERIOD

Upon the death of the Owner or any Joint Owner prior to the Annuity Date, the death benefit will be paid to the Beneficiary(ies) designated by the Owner. Upon the death of a Joint Owner, the surviving Joint Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

A Beneficiary may request that the death benefit be paid under one of the Death Benefit Options described below. If the Beneficiary is the spouse of the Owner he or she may elect to continue the Contract at the then current Contract Value in his or her own name and exercise all the Owner's rights under the Contract.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

Prior to the Owner, or the oldest Joint Owner, attaining Age 80, the death benefit during the Accumulation Period will be the greater of:

     1.  The Adjusted Contributions; or

     2. The Contract Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or

     3. The Contract Value on the most recent seven year Contract Anniversary or the Adjusted Contributions as of the most recent seven year Contract Anniversary, whichever is greater. This amount is increased for subsequent Contributions and reduced for subsequent partial withdrawals in the same proportion that the Contract Value was reduced on the date of the withdrawal.

After the Owner, or the oldest Joint Owner, attains age 80 the death benefit during the Accumulation Period will be the Contract Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method.

Adjusted Contributions are equal to the initial Contribution increased for subsequent Contributions and reduced for subsequent partial withdrawals in the same proportion that the Contract Value was reduced on the date of the withdrawal.

In certain states, the the death benefit during the Accumulation Period will be the Contract Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method.

Owners should refer to their Contract for the applicable Death Benefit provision.

See the "Appendix" for examples of how the death benefit is calculated.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD

A non-spousal Beneficiary must elect the death benefit to be paid under one of the following options in the event of the death of the Owner during the Accumulation Period:

     OPTION 1  -  lump sum payment of the death benefit; or

     OPTION 2 - the payment of the entire death benefit within 5 years of the date of the death of the Owner; or

     OPTION 3 - payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one year of the date of death of the Owner or any Joint Owner.

Any portion of the death benefit not applied under Option 3 within one year of the date of the Owner's death, must be distributed within five years of the date of death.

A spousal Beneficiary may elect to continue the Contract in his or her own name at the then current Contract Value, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election, unless the Suspension or Deferral of Payments provision is in effect.

Payment to the Beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date of receipt of proof of death.

DEATH OF OWNER DURING THE ANNUITY PERIOD

If the Owner or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at such Owner's death. Upon the death of the Owner during the Annuity Period, the Beneficiary becomes the Owner.

DEATH OF ANNUITANT

Upon the death of the Annuitant, who is not the Owner, during the Accumulation Period, the Owner may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the Owner will become the Annuitant. If the Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated.

Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

PAYMENT OF DEATH BENEFIT

The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

     1.  a certified death certificate;

         2. a certified decree of a court of competent jurisdiction as to the finding of death; or

     3.  any other proof satisfactory to the Company.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

BENEFICIARY

The Beneficiary designation in effect on the Issue Date will remain in effect until changed. The Beneficiary is entitled to receive the benefits to be paid at the death of the Owner. Unless the Owner provides otherwise, the death benefit will be paid in equal shares to the survivor(s) as follows:

        1. to the Primary Beneficiary(ies) who survive the Owner's and/or the Annuitant's death, as applicable; or if there are none

     2. to the Contingent Beneficiary(ies) who survive the Owner's and/or the Annuitant's death, as applicable; or if there are none

     3.  to the estate of the Owner.

CHANGE OF BENEFICIARY

Subject to the rights of any irrevocable Beneficiary(ies), the Owner may change the Primary Beneficiary(ies) or Contingent Beneficiary(ies). Any change must be made by Written Request. The change will take effect as of the date the Written Request is signed. The Company will not be liable for any payment made or action taken before it records the change.

                              ANNUITY PROVISIONS

GENERAL

On the Annuity Date, the Adjusted Contract Value will be applied under the Annuity Option selected by the Owner. Annuity Payments may be made on a fixed or variable basis or both.

ANNUITY DATE

The Annuity Date is selected by the Owner on the Issue Date. The Annuity Date must be the first day of a calendar month and must be at least one month after the Issue Date. The Annuity Date may not be later than when the Annuitant reaches attained Age 85 or 10 years after the Issue Date for issue Ages after Age 75.

Prior to the Annuity Date, the Owner, subject to the above, may change the Annuity Date by Written Request. Any change must be requested at least seven
(7) days prior to the new Annuity Date.

SELECTION OR CHANGE OF AN ANNUITY OPTION

An Annuity Option is selected by the Owner at the time the Contract is issued. Prior to the Annuity Date, the Owner can change the Annuity Option selected
by  Written  Request.    Any  change must be requested at least seven (7) days
prior to the Annuity Date.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

Annuity Payments are paid in monthly installments. The Adjusted Contract Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Contract Value to be applied under an Annuity Option is less than $2,000, the Company reserves the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or become less than $200 where only a Fixed Annuity Payment or a Variable Annuity is selected, or if the Annuity Payment would be or become less than $100 on each basis when a combination of Fixed and Variable Annuities are selected, the Company will reduce the frequency of payments to an interval which will result in each payment being at least $200, or $100 on each basis if a combination of Fixed and Variable Annuities is selected.

ANNUITY

If the Owner selects a Fixed Annuity, the Adjusted Contract Value is allocated to the Fixed Account and the Annuity is paid as a Fixed Annuity. If the Owner selects a Variable Annuity, the Adjusted Contract Value will be allocated to the Sub-Account of the Separate Account in accordance with the selection made by the Owner, and the Annuity will be paid as a Variable Annuity. The Owner can also select a combination of a Fixed and Variable Annuity and the Adjusted Contract Value will be allocated accordingly. Unless the Owner specifies otherwise, the payee of the Annuity Payments shall be the Owner.

The Adjusted Contract Value will be applied to the applicable Annuity Table contained in the Contract based upon the Annuity Option selected by the Owner.

FIXED ANNUITY

The Owner may elect to have the Adjusted Contract Value applied to provide a Fixed Annuity. The dollar amount of each Fixed Annuity Payment will be determined in accordance with Annuity Tables contained in the Contract which are based on the minimum guaranteed interest rate of 3% per year. The dollar amount of each Fixed Annuity Payment will be reduced by the applicable portion of the Contract Maintenance Charge. After the initial Fixed Annuity Payment, the payments will not change regardless of investment, mortality or expense experience.

VARIABLE ANNUITY

Variable Annuity Payments reflect the investment performance of the Separate Account in accordance with the allocation of the Adjusted Contract Value to the Sub-Accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount.

The dollar amount of the first Variable Annuity payment is determined in accordance with the description above. The dollar amount of Variable Annuity payments for each applicable Sub-Account after the first Variable Annuity payment is determined as follows:

     1. the dollar amount of the first Variable Annuity payment is divided by the value of an Annuity Unit for each applicable Sub-Account as of the Annuity Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-Account. The number of Annuity Units for each applicable Sub-Account remains fixed during the Annuity Period;

      2. the fixed number of Annuity Units per payment in each Sub-Account is multiplied by the Annuity Unit value for each Sub-Account for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-Account.

The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments reduced by the applicable portion of the Contract Maintenance Charge.

ANNUITY UNIT

The value of any Annuity Unit for each Sub-Account of the Separate Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

          1. The Net Investment Factor for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period. The Net Investment Factor is equal to the Accumulation Unit Value for the current Valuation Period divided by the Accumulation Unit Value for the immediately preceding Valuation Period.

         2. The result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Assumed Investment Rate for the number of days since the preceding Valuation Date. The Assumed Investment Rate is equal to an effective annual rate of 4%.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

ANNUITY OPTIONS

The following Annuity Options or any other Annuity Option acceptable to the Company may be selected:

     OPTION A. LIFE ANNUITY : Monthly Annuity Payments during the life of the Annuitant.

     OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 120 MONTHS : Monthly Annuity Payments during the lifetime of the Annuitant and in any event for one hundred twenty (120) months. If the Beneficiary does not desire payments to continue for the remainder of the period certain, he or she may elect to have the present value of the guaranteed annuity payments remaining commuted and paid in a lump sum.

     OPTION C. JOINT AND SURVIVOR ANNUITY : Monthly Annuity Payments payable during the joint lifetime of the Annuitant and a Joint Annuitant and then during the lifetime of the survivor at 66 2/3%.

     OPTION  D.    PERIOD  CERTAIN :  Monthly payments will be made for a
specified period. The specified period must be at least ten (10) years and cannot be more than thirty (30) years. If the Owner does not desire payments to continue for the remainder of the selected period, he or she may elect to have the present value of the remaining payments to be made from the Separate Account commuted and paid in a lump sum or as an Annuity Option purchased at the date of such election.

Annuity Options A, B, C and D are available on a Fixed Annuity basis, a Variable Annuity basis or a combination of both. Election of a Fixed Annuity or a Variable Annuity must be made no later than fifteen (15) days prior to the Annuity Date. If no election is made as between a Fixed Annuity and a Variable Annuity, the Variable Annuity will be the default option.

                                 DISTRIBUTOR

London Pacific Financial and Insurance Services is the distributor of the Contracts. London Pacific Financial and Insurance Services is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. London Pacific Financial and Insurance Services is an affiliate of the Company.

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid an ongoing quarterly commission currently equal to
 .25% of the Contract Value for promotional or distribution expenses associated with the marketing of the Contracts.

                           PERFORMANCE INFORMATION

SALOMON MONEY MARKET SUB-ACCOUNT

From time to time, the Salomon Money Market Sub-Account of the Separate Account may advertise its "current yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "current yield" of the Salomon Money Market Sub-Account refers to the income generated by Contract Values in the Salomon Money Market Sub-Account over a seven-day period ending on the date of calculation (which period will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Contract Value in the Salomon Money Market Sub-Account. The "effective yield" is calculated similarly. However, when annualized, the income earned by Contract Value is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "current yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable Contract Maintenance Charge.

OTHER SUB-ACCOUNTS

From time to time, the Company may advertise performance data for the various other Sub-Accounts under the Contract. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment medium over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage figure will reflect the deduction of any asset-based charges and any applicable Contract Maintenance Charges under the Contracts.

Any advertisement will also include total return figures calculated as described in the Statement of Additional Information. The total return figures reflect the deduction of any applicable Contract Maintenance Charge, as well as any asset-based charges.

The Company has decided to make available yield information with respect to some of the Sub-Accounts. Such yield information will be calculated as described in the Statement of Additional Information. The yield information will reflect the deduction of any applicable Contract Maintenance Charge as well as any asset-based charges.

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the Sub-Accounts against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the underlying Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

In addition, the Company may, as appropriate, compare each Sub-Account's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Averages (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts issued through the Separate Account with the unit values of variable annuities issued through the separate accounts of other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the rankings might have been lower.

Morningstar rates a variable annuity Sub-Account against its peers with similar investment objectives. Morningstar does not rate any Sub-Account that has less than three years of performance data. The Morningstar rankings may or may not reflect the deduction of charges. Where charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the rankings might have been lower.

                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT
SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified
Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion  of  each  payment  in  excess of an exclusion
amount is includible in taxable  income.    The exclusion amount for payments
based on a Fixed Annuity Option  is  determined  by  multiplying the payment by the ratio that the cost basis  of  the  Contract  (adjusted  for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a Variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund feature) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts
equal the investment in the Contract) are fully  taxable.    The taxable
portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment
portfolios  underlying  variable  contracts  such  as  the  Contracts.    The
Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios of the Trust will be managed by the Adviser and Sub-Advisers for the Trust in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the
loss of favorable  tax  treatment  for  the  Contract.    At  this  time  it
cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on contributions for Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants under such plans should consult their own tax counsel or other tax advisor regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate contributions made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts," below.)

QUALIFIED PLANS

The Contracts offered by this Prospectus may also be used as Qualified Contracts. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. The following discussion of Qualified Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding Qualified Contracts are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing Qualified Contracts.

Qualified Contracts include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, Qualified Contracts are not transferable except upon surrender or annuitization.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Qualified Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.
Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Section 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2;
(b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; and (f) distributions made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated in (d), (e) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. In addition, distributions in excess of $150,000 per year may be subject to an additional 15% excise tax unless an exemption applies.

                             FINANCIAL STATEMENTS

Financial statements of the Company and the Separate Account have been included in the Statement of Additional Information.

                              LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Separate Account, the Distributor or the Company is a party.

                                   APPENDIX

The purpose of the Examples below is to demonstrate how the death benefit is calculated.

DEATH BENEFIT

EXAMPLE A - OWNER AGE 65 AT DEATH: DIES DURING CONTRACT YEAR TWO

Example A assumes the following:
     (1)  A Contribution of $10,000 was made for the Contract.
     (2)  Owner dies at Age 65 during the second Contract Year.
     (3)  The Contract Value at death was $12,000.
     (4)  No withdrawals have been made.

The following applies to this Example:

     (a) Adjusted Contributions equal $10,000, since there were no withdrawals.

     (b) No seventh year stepped-up death benefit is available because death occurred prior to the seven year Contract Anniversary.

     (c) Contract Value is $12,000 and therefore greater than Adjusted Contributions.

     (d)  The death benefit is $12,000.

EXAMPLE B - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR TWO

This Example is based on the same assumptions as Example A except that in this Example the Contract Value at death is $9,500.

The following applies to this Example:

     (a)  The Adjusted Contributions are greater than the Contract Value.

     (b)  The death benefit is $10,000.

EXAMPLE C - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR 10

Example C assumes the following:

     (1)  A single Contribution of $10,000 was made to the Contract.

     (2)  Owner dies at Age 65 during the tenth Contract Year.

     (3)  The Contract Value on the seventh Contract Anniversary was $18,000.

     (4)  The Contract Value at death was $17,000.

     (5) A gross withdrawal of $1,500 was made in the sixth Contract Year at which time the Contract Value was $15,000 before the withdrawal was made.
The following applies to this Example:
     (a) Adjusted Contributions are equal to $9,000. (At the time of the withdrawal the Contract Value was reduced by 10% ($1,500/$15,000 = .10) therefore, Adjusted Contributions are reduced by 10% ($10,000 - ($10,000 x
 .10) = $9,000).

     (b) Contract Value on the seventh Contract Anniversary ($18,000) was greater than that on the death of Owner ($17,000) and greater than Adjusted Contributions ($9,000).

     (c)  The death benefit is $18,000.

EXAMPLE D - OWNER AGE 87 AT DEATH; DIES DURING CONTRACT YEAR TWO

This Example is based on the same assumptions as Example A except in this Example the Owner is Age 87 at death.

The following applies to this Example:

     (a) Since the Owner was beyond Age 85, the death benefit will be limited to the Contract Value.

     (b) The death benefit is $12,000.

                           TABLE OF CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION

ITEM                                                                     PAGE

Company..............................................................      3

Experts..............................................................      3

Legal Opinions.......................................................      3

Distributor..........................................................      3

Yield Calculation for the Salomon Money Market Sub-Account...........      3

Performance Information..............................................      4

Annuity Provisions...................................................      6

Financial Statements.................................................      6








       ________________________________________________________________________


       __________________                                             _______

       __________________                                              STAMP

       __________________                                             _______



FRONT
-----

       London Pacific Life & Annuity Company
       Annuity Service Center
       P.O. BOX 29056
       Raleigh, North Carolina 27626




       ________________________________________________________________________



       ________________________________________________________________________

       Please send me, at no charge, the Statement of Additional Information dated ___________, 1996 for the Individual Fixed and Variable Deferred
       Annuity Contracts issued by London Pacific Life & Annuity Company and LPLA Separate Account One.

       (Please print or type and fill in all information)

BACK   ________________________________________________________________________
-----
       Name

       ________________________________________________________________________
       Address

       ________________________________________________________________________
       City                               State                   Zip Code

       Form #5344-A
       ________________________________________________________________________
































                         [Back Cover of Prospectus]







                               Distributed by:
                London Pacific Financial & Insurance Services
                          1755 Creekside Oaks Drive
                             Sacramento, CA 95833

                                  Issued by:

                                LONDON PACIFIC
                                LIFE & ANNUITY
                                   COMPANY

                                 Home Office:
                            3109 Poplarwood Court
                        Raleigh, North Carolina 27604
                                (919) 790-2243


                           Annuity Service Center:
                                P.O. Box 29564
                        Raleigh, North Carolina 27626
                                (800) 852-3152

















                                    PART B



                     STATEMENT OF ADDITIONAL INFORMATION

           INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
                         WITH FLEXIBLE CONTRIBUTIONS

                                  issued by

                          LPLA SEPARATE ACCOUNT ONE

                                     AND

                    LONDON PACIFIC LIFE & ANNUITY COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ___________, 1996, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS WITH FLEXIBLE CONTRIBUTIONS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION FOR A PROSPECTIVE INVESTOR. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: P.O. BOX 29564, RALEIGH, NORTH CAROLINA 27626; (800) 852-3152.



     THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ___________, 1996.



                              TABLE OF CONTENTS

                                                                         PAGE

Company.................................................................   3

Experts.................................................................   3

Legal Opinions..........................................................   3

Distributor.............................................................   3

Yield Calculation For Salomon Money Market Sub-Account..................   3

Performance Information.................................................   4

Annuity Provisions......................................................   6

Financial Statements....................................................   6

                                   COMPANY

Information regarding London Pacific Life & Annuity Company (the "Company") and its ownership is contained in the Prospectus.

                                   EXPERTS

The financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Statement of Additional Information have been so included in reliance on the report of __________________, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

London  Pacific  Financial  and  Insurance  Services  acts as the distributor.
London Pacific Financial and Insurance Services is an affiliate of the Company. The offering is on a continuous basis.

          YIELD CALCULATION FOR THE SALOMON MONEY MARKET SUB-ACCOUNT

The Salomon Money Market Sub-Account of the Separate Account will calculate its current yield based upon the seven days ended on the date of calculation. The Salomon Money Market Sub-Account has yet to commence business.

The current yield of the Salomon Money Market Sub-Account is computed daily by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge, the Distribution Charge and the Contract Maintenance Charge, dividing the difference by the value of the Owner account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

The Salomon Money Market Sub-Account computes its effective compound yield by determining the net changes (exclusive of capital change) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge, the Distribution Charge and the Contract Maintenance Charge and dividing the difference by the value of the Owner account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = ((Base Period Return +1) 365/7)-1. The current and the effective yields reflect the reinvestment of net income earned daily on the Salomon Money Market Sub-Account's assets.

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the Salomon Money Market Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Salomon Money Market Sub-Account and changes in the interest rates on such investments, but also on changes in the Salomon Money Market Sub-Account's expenses during the period.

Yield information may be useful in reviewing the performance of the Salomon Money Market Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Salomon Money Market Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

                           PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a
 .15% Administrative Charge, a .10% Distribution Charge, the investment advisory fee for the underlying Portfolio being advertised and any applicable Contract Maintenance Charge.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                      n
                               P (1+T) = ERV






    P    =  a hypothetical initial payment of $1,000
    T    =  average annual total return
    n    =  number of years
    ERV  =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.



In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Salomon Money Market Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Separate Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:


                                           6
                     Yield = 2 [( a-b  + 1)   - 1]
                                 ----
                                  cd






   Where:

           a = Net investment income earned during the period by the Trust attributable to shares owned by the Sub-Account.

           b =  Expenses accrued for the period (net of reimbursements).

           c = The average daily number of Accumulation Units outstanding during the period.

           d = The maximum offering price per Accumulation Unit on the last day of the period.



Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what an Owner's total return or yield may be in any future period.

                              ANNUITY PROVISIONS

Variable Annuity Payments reflect the investment performance of the Separate Account in accordance with the allocation of the Adjusted Contract Value to the Sub-Accounts during the Annuity Period. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of Variable Annuity Payments for each applicable Sub-Account after the first Variable Annuity Payment is determined as follows:

     1. The dollar amount of the first Variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Sub-Account as of the Annuity Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-Account. The number of Annuity Units remains fixed during the Annuity Period.

      2. The fixed number of Annuity Units per payment in each Sub-Account is multiplied by the Annuity Unit Value for that Sub-Account for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-Account.

The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments reduced by the applicable portion of the Contract Maintenance Charge.

(See "Annuity Provisions" in the Prospectus.)

                             FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.


                                    PART C



                                    PART C
                              OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS

Financial Statements  will be included in a Pre-Effective Amendment.

B.  EXHIBITS






 1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.

 2.  Not Applicable.

 3.  Form of Principal Underwriter's Agreement.

 4.  Individual Fixed and Variable Deferred Annuity Contract.
     (i) Enhanced Death Benefit Endorsement.

 5.  Application Form.

 6.  (i)  Copy of Articles of Incorporation of the Company.   #
     (ii) Copy of the Bylaws of the Company.

 7.  Not Applicable.

 8.  Not Applicable.

 9.  Opinion and Consent of Counsel (to be filed by Amendment).

10.  Consent of Independent Accountants (to be filed by Amendment).

11.  Not Applicable.

12.  Not Applicable.

13.  Not Applicable.

14.  Not Applicable.

15.  Company Organizational Chart.

   # Incorporated by reference to Registrant's initial registration on Form N-4 (File No. 811-8890) filed on December 12,1994.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Executive Officers and Directors of the Company:




Name and Principal         Position and Offices
 Business Address          with Depositor
-------------------------  ---------------------------------------

Ian K. Whitehead           President, Chief Executive Officer
1755 Creekside Oaks Drive  and Director
Sacramento, CA  95833

Arthur I. Trueger          Chairman of the Board and Director
650 California Street
San Francisco, CA  94108

George C. Nicholson        Chief Financial Officer, Secretary and
3109 Poplarwood Court      Director
Raleigh, NC  27604

Mark E. Prillaman          Executive Vice President, Marketing
1755 Creekside Oaks Drive
Sacramento, CA  95833

Susan Y. Gressel           Vice President and Treasurer
3109 Poplarwood Court
Raleigh, NC  27604

Charles M. King            Vice President and Controller
3109 Poplarwood Court
Raleigh, NC  27604

William J. McCarthy        Vice President and Chief Actuary
3109 Poplarwood Court
Raleigh, NC  27604

Charlotte M. Stott         Vice President, National Sales Manager
1755 Creekside Oaks Drive
Sacramento, CA  95833

Jerry T. Tamura            Vice President, Administrative Services
1755 Creekside Oaks Drive
Sacramento, CA  95833

Randolph N. Vance          Vice President, Financial Actuary
3109 Poplarwood Court
Raleigh, NC 27604

Jerry S. Waters            Vice President, Technology Services
1755 Creekside Oaks Drive
Sacramento, CA  95833

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Company organizational chart is included herein as Exhibit 15.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.  INDEMNIFICATION

The Bylaws (Article V) of the Company provide that:

Subject to the laws of the State of North Carolina, any present or former director, officer or employee of the Company, or any person who, at the request of the Company, express or implied, may have served as a director or officer of another Company in which this Company owns shares or of which this Company is a creditor, shall be entitled to reimbursement of expenses and other liabilities, including attorney's fees actually and reasonably incurred by him and any amount paid by him in discharge of a judgment, fine, penalty of costs against him or paid by him in a settlement approved by a court of competent jurisdiction, in any action or proceeding, including any civil, criminal or administrative action, suit, hearing or proceeding, to which he is a party by reason of being or having been a director, officer or employee of this or such other Company. This section is not intended to extend or to limit in any way the rights and remedies provided with respect to indemnification of directors, officers, employees and other persons provided by the laws of the State of North Carolina but is intended to express the desire of the stockholders of this Company that indemnification be granted to such directors, officers, employees and other persons to the fullest extent allowable by such laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a)  Not Applicable.

     (b)  London Pacific Financial and Insurance Services is the principal
underwriter  for  the  Contracts.   The following persons are the officers and
directors of London Pacific Financial and Insurance Services.




Name and Principal         Position and Offices
 Business Address          with Underwriter
-------------------------  -------------------------------------

Ian K. Whitehead           Chairman and Director
1755 Creekside Oaks Drive
Sacramento, CA  95833

Jerry T. Tamura            President and Chief Executive Officer
1755 Creekside Oaks Drive
Sacramento, CA 95833

George C. Nicholson        Treasurer
3109 Poplarwood Court
Raleigh, NC  27604

Bonnie J. Bridge           Secretary
1755 Creekside Oaks Drive
Sacramento, CA  95833



     (c)  Not Applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

Bruce Adams, whose address is 1755 Creekside Oaks Drive, Sacramento, CA 95833, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Raleigh, and State of North Carolina on this 8th day of March, 1996.


                                   LPLA SEPARATE ACCOUNT ONE
                                   -------------------------------------
                                   Registrant

                              By:  LONDON PACIFIC LIFE & ANNUITY COMPANY

                              By:  /s/ GEORGE NICHOLSON
                                   -------------------------------------
                                        George Nicholson

                              By:  LONDON PACIFIC LIFE & ANNUITY COMPANY
                                   -------------------------------------
                                   Depositor


                              By:   /s/ GEORGE NICHOLSON
                                   -------------------------------------
                                        George Nicholson





As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.






/s/ ARTHUR I. TRUEGER                                         March 7, 1996
---------------------     Chairman of the Board and Director  -------------
Arthur I. Trueger                                                 Date


/s/ IAN K. WHITEHEAD                                          March 7, 1996
---------------------     President, Chief Executive Officer  -------------
Ian K. Whitehead          and Director                            Date


/s/ GEORGE C. NICHOLSON                                       March 7, 1996
-----------------------   Chief Financial Officer, Secretary  -------------
George C. Nicholson       and Director                            Date





                              INDEX TO EXHIBITS


EXHIBIT                                                              PAGE

99.B1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account

99.B3.     Form of Principal Underwriter's Agreement

99.B4.     Individual Fixed and Variable Deferred Annuity Contract

99.B4(i)   Enhanced Death Benefit Endorsement

99.B5.     Application Form

99.B6.(ii) Copy of the Bylaws of the Company

99.B15.    Company Organizational Chart